

June 27, 2018

Mail Stop 4631

<u>Via E-mail</u>
Mr. Daniel V. Ginnetti
Chief Financial Officer
Stericycle Inc.
28161 North Keith Drive
Lake Forest, Illinois 60045

> **Re: Stericycle Inc.**
> **Form 10-Q for the period ended March 31, 2018**
> **Filed May 3, 2018**
> **Form 8-K dated May 3, 2018**
> **Filed May 3, 2018**
> **Response dated May 31, 2018**
> **File No. 1-37556**

Dear Mr. Ginnetti:

We have reviewed your response and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q for the period ended March 31, 2018</u>

1. We note your response to comment 3 from our letter dated May 2, 2018. SAB Topic 5:P.4 notes that the discussion regarding the expected cost savings resulting from plans should clearly identify the income statement line items to be impacted including whether the costs savings are expected to be offset by anticipated increases in other expenses or reduced revenues. Your expanded disclosures regarding the Business Transformation plan appear to only address the expected benefit to Adjusted EBITDA. In this regard, please further expand your discussion to provide additional clarity regarding the specific income statement line items that are expected to be impacted.

Form 8-K filed on May 3, 2018

2. On page 3 you provide outlook guidance for free cash flow, which is a non-GAAP
    financial measure, in addition to outlook guidance for net cash from operating activities
    and capital expenditures. It does not appear that you calculate free cash flow as is
    typically calculated as net cash from operating activities less capital expenditures. In this
    regard, please reconcile this measure to the nearest GAAP financial measure pursuant to
    Item 10(e)(1)(i)(B) of Regulation S-K as well as revise the title of this non-GAAP
    financial measure. See Question 102.07 of the Non-GAAP Compliance and Disclosure
    Interpretations.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his
absence, Nudrat Salik, at (202) 551-3692, or me at (202) 551-3355, if you have questions
regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O' Brien
Accounting Branch Chief
Office of Manufacturing and
Construction